 UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-7514

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 835637109	Schedule 13D	Page 2 of 18

1	NAMES OF REPORTING PERSONS Craig R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,013,477 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,013,477 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,477 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Consists of 1,013,477 shares of Common Stock (as defined below) owned by Stapleton Acquisition Company, a Delaware corporation (“SAC”). Mr. Craig R. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 3 of 18

1	NAMES OF REPORTING PERSONS Dorothy W. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,013,477 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,013,477 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,477 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,013,477 shares of Common Stock owned by SAC. Mrs. Dorothy W. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 4 of 18

1	NAMES OF REPORTING PERSONS Walker R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,013,477 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,013,477 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,477 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,013,477 shares of Common Stock owned by SAC. Mr. Walker R. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 5 of 18

1	NAMES OF REPORTING PERSONS Wendy S. Reyes, Trustee, Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,013,477 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,013,477 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,477 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,013,477 shares of Common Stock owned by SAC. Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 6 of 18

1	NAMES OF REPORTING PERSONS Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 7 of 18

1	NAMES OF REPORTING PERSONS Trust FBO Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 835637109	Schedule 13D	Page 8 of 18
1	NAMES OF REPORTING PERSONS Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 9 of 18

1	NAMES OF REPORTING PERSONS Trust FBO Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 835637109	Schedule 13D	Page 10 of 18
1	NAMES OF REPORTING PERSONS Trust FBO Katharine H. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 835637109	Schedule 13D	Page 11 of 18
1	NAMES OF REPORTING PERSONS Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 12 of 18
1	NAMES OF REPORTING PERSONS Charles T. Schulze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 13 of 18

1	NAMES OF REPORTING PERSONS Peter B. Schulze, Custodian for Isaiah Schulze, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 14 of 18

1	NAMES OF REPORTING PERSONS Stapleton Acquisition Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,013,477(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,013,477(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,477(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	SAC is a member of a group with Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust, as described herein.

CUSIP No. 835637109	Schedule 13D	Page 15 of 18

This Amendment No. 22 to Schedule 13D (this “Amendment”) amends the below-indicated Items from the Schedule 13D previously filed by the Filing Persons (as defined in Item 2 of the Statement), as previously amended from time to time (the “Statement”), by supplementing such Items with the information below.  Capitalized terms used and not defined in this Amendment, and previously defined in the Statement, have the meanings given to them in the Statement.

Item 2.    Identity and Background

Item 2 of the Statement is amended and supplemented as follows:

The Filing Persons other than the members of the Acquisition Group have tendered to SAC their shares of Common Stock in the Offer (as defined below) and on May 2, 2011 SAC accepted for purchase and payment all shares validly tendered into the Offer and not withdrawn. Accordingly, SAC has purchased all of the shares of Common Stock beneficially owned by the Filing Persons other than the members of the Acquisition Group and such Filing Persons have no continuing equity interest in the Issuer. For the reason set forth in this paragraph, this Amendment constitutes the terminating filing by the Filing Persons other than the members of the Acquisition Group with respect to their beneficial ownership of shares of Common Stock.

In addition, Leeward reported in a Schedule 13D/A dated May 2, 2011 that in accordance with the Support Agreement, all Leeward Shares (as defined below) were tendered to SAC in the Offer. On May 2, 2011, SAC accepted for purchase and payment all shares validly tendered into the Offer and not withdrawn. Accordingly, SAC has purchased all of the Leeward Shares and Leeward has no continuing equity interest in the Issuer. By reason of the sale of all of the Leeward Shares to SAC by Leeward, any “group” that may previously have been deemed to exist between Leeward and the Filing Persons, for purposes of Rule 13d-5(b)(1) promulgated under the Exchange Act, by reason of the Support Agreement no longer exists.

Item 4.    Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

On May 2, 2011, SAC announced that the Offer had been completed successfully. The initial tender offer period and withdrawal rights expired at 5:00 p.m., New York City time, on April 29, 2011. Continental Stock Transfer & Trust Company, the depositary for the Offer, advised SAC that, as of the expiration time, approximately 411,124 shares (including approximately 6,782 shares subject to guarantees of delivery) were validly tendered and not withdrawn. The number of shares tendered in the Offer, together with the shares of Common Stock already owned by the Acquisition Group, represent approximately 81% of the outstanding shares of Common Stock. All shares that were validly tendered and not withdrawn have been accepted for purchase and payment at the offer price of $10.05 per share in cash, without interest and less any applicable withholding taxes, and all holders of these shares will be paid promptly in accordance with the terms of the Offer.

SAC also announced that it would provide a subsequent offering period for all remaining shares of Common Stock to permit stockholders who have not yet tendered their shares an opportunity to do so. The subsequent offering period commenced on May 2, 2011 and expires at 5:00 p.m., New York City time, on Friday, May 6, 2011, unless extended. The same $10.05 per share cash consideration offered during the initial offering period will be promptly paid to holders of Common Stock who tender their shares during the subsequent offering period. The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that guaranteed delivery procedures may not be used during the subsequent offering period and shares tendered during the subsequent offering period may not be withdrawn.

CUSIP No. 835637109	Schedule 13D	Page 16 of 18

After the expiration of the subsequent offering period, SAC intends to complete the acquisition of the Issuer through the Merger, in which shares of Common Stock not tendered in the Offer (other than shares owned by the Acquisition Group, or shares, if any, held by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same price of $10.05 per share in cash, without interest and less any applicable withholding taxes, that was paid in the Offer. If following the completion of the subsequent offering period SAC owns 90% or more of the outstanding shares of Common Stock, no approval by the Issuer’s board of directors and no vote of SonomaWest’s stockholders will be required to effect the Merger and the Merger will occur promptly following the expiration of the subsequent offering period. If following the completion of the subsequent offering period SAC owns less than 90% of the outstanding shares of Common Stock, the Merger will be subject to the approval of the Issuer’s board of directors and to the affirmative vote of a majority of the Issuer’s outstanding shares of Common Stock. Based on the number of shares tendered during the initial tender offer period, SAC will own a sufficient number of shares of Common Stock to effect stockholder approval of the Merger. Following the Merger, the Issuer will become a privately-held corporation and share of the Common Stock will cease to be traded on the over-the-counter “Pink Sheets.”

SAC’s press release dated May 2, 2011 that announced, among other things, the results of the Offer and the commencement of the subsequent offering period is attached hereto as Exhibit 21 and is incorporated herein by reference.

Item 5.                                Interest in Securities of the Issuer

Item 5 of the Statement is amended and supplemented as follows:

As of May 2, 2011, each Filing Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Craig R. Stapleton	1,013,477 (1)	81.0%
Dorothy W. Stapleton	1,013,477 (2)	81.0%
Walker R. Stapleton	1,013,477 (3)	81.0%
Wendy S. Reyes, Trustee, Separate Property Trust	1,013,477 (4)	81.0%
Benjamin F. Stapleton IV	0	0%
Trust FBO Benjamin F. Stapleton IV	0	0%
Sarah F. Stapleton	0	0%
Trust FBO Sarah F. Stapleton	0	0%
Trust FBO Katharine H. Stapleton	0	0%
Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA	0	0%
Charles T. Schulze	0	0%
Peter B. Schulze, Custodian for Isaiah Schulze, UGMA	0	0%
Stapleton Acquisition Company	1,013,477	81.0%
-------------------------------
(1)  Consists of 1,013,477 shares of Common Stock owned by SAC. Mr. Craig R. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mr. Craig R. Stapleton described in Item 6 below, Mr. Craig R. Stapleton acquired approximately 44% of the equity interests of SAC. Accordingly, Mr. Craig R. Stapleton has a pecuniary interest in approximately 445,930 of the shares of Common Stock owned by SAC.

CUSIP No. 835637109	Schedule 13D	Page 17 of 18

(2) Consists of 1,013,477 shares of Common Stock owned by SAC. Mrs. Dorothy W. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mrs. Dorothy W. Stapleton described in Item 6 below, Mrs. Dorothy W. Stapleton acquired approximately 19% of the equity interests of SAC. Accordingly, Mrs. Dorothy W. Stapleton has a pecuniary interest in approximately 192,561 of the shares of Common Stock owned by SAC.

(3) Consists of 1,013,477 shares of Common Stock owned by SAC. Mr. Walker R. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mr. Walker R. Stapleton described in Item 6 below, Mr. Walker R. Stapleton acquired approximately 21% of the equity interests of SAC. Accordingly, Mr. Walker R. Stapleton has a pecuniary interest in approximately 212,830 of the shares of Common Stock owned by SAC.

(4) Consists of 1,013,477 shares of Common Stock owned by SAC. Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, described in Item 6 below, Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, acquired approximately 16% of the equity interests of SAC. Accordingly, Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, has a pecuniary interest in approximately 162,156 of the shares of Common Stock owned by SAC.

The percentages set forth above are based on a total of 1,251,367 shares of Common Stock outstanding as of May 2, 2011.

Reference is made to the responses to Items 2, 4 and 6 of this Statement, which are incorporated by reference in response to this Item.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Reference is made to the response to Item 2 of this Statement, which is incorporated by reference in response to this Item.

Item 7.    Material to be Filed as Exhibits

Exhibit 21	Press release, dated May 2, 2011, issued by SAC

Additional Information

The solicitation of tenders of shares of Common Stock is being made pursuant to the Offer to Purchase, Letter of Transmittal and related materials that SAC has mailed to holders of shares of Common Stock. Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the Offer. Stockholders can obtain copies of the Offer to Purchase, Letter of Transmittal as part of the Schedule TO filed with the SEC on April 1, 2011, as amended on April 15, 2011 and on May 2, 2011, through the SEC’s website at www.sec.gov without charge.

CUSIP No. 835637109	Schedule 13D	Page 18 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2011

/s/ Craig R. Stapleton
(Signature)

Craig R. Stapleton, individually and as attorney-in-fact for the other Filing Persons

President
(Name/Title)